EXHIBIT 99.3

                    UNAUDITED PRO FORMA FINANCIAL INFORMATION

INTRODUCTION

On 15 July 2005, Yellow Book USA Inc., a wholly-owned subsidiary of Yell Finance B.V. and its subsidiaries (the "Yell Group") acquired TransWestern Holdings L.P., TransWestern Communications Company, Inc., Parallel Blocker I Corporation and Cayman Blocker I Corporation from Thomas H. Lee Partners, CIVC Partners LLC and TransWestern management on 15 July 2005.

The following unaudited pro forma financial information as at 31 March 2005 and for the year ended 31 March 2005 is based on:

     o    the historical consolidated income statement of Yell Finance B.V.
          and its subsidiaries (the "Yell Group") for the year ended 31 March 2005 restated from accounting principles generally accepted in the United Kingdom ("UK GAAP") to those generally accepted in the United States ("US GAAP") and the historical consolidated income statement of TransWestern Holdings, L.P. ("TransWestern") for the year ended 31 December 2004; and

     o the historical consolidated balance sheet of the Yell Group at 31 March 2005 restated from UK GAAP to US GAAP and the historical consolidated balance sheet of TransWestern at 31 March 2005.

The unaudited pro forma balance sheet has been prepared to show the effect on the balance sheet of the Yell Group as if the acquisition of TransWestern had occurred on 31 March 2005.

The unaudited pro forma income statement for the year ended 31 March 2005 has been prepared to show the effect on the income statement of the Yell Group of the acquisition of TransWestern on 15 July 2005 as if it had occurred on 1 April 2004. No account has been taken of trading results, interest charges or other transactions since 31 March 2005 for Yell and since 31 December 2004 for TransWestern.

The unaudited pro forma financial information has been prepared on the basis that the acquisition of TransWestern will be accounted for as a purchase, with goodwill being capitalised and reviewed for impairment annually, and intangible assets being capitalised and amortised over their expected useful lives.

Other pro forma adjustments relate to Yell Group's new (pound)2,000 million credit facility which has been used to finance the acquisition, including the repayment of certain indebtedness of TransWestern, and to refinance all of the Yell Group's existing third party bank debt of (pound)859.6 million.

The audited financial information included within this Form 6-K does not include that of TransWestern Communications Company, Inc., Parallel Blocker I Corporation or Cayman Blocker I Corporation as these entities are shell holding companies and do not have any operational activities and they are deemed not to be material to the acquired group. However, these entities have been included as a separate adjustment in the unaudited pro forma financial information.

The unaudited pro forma financial information has been prepared for illustrative purposes only and, because of its nature, it may not give a true picture of:

     o the financial position or results of the Yell Group had the acquisition of TransWestern occurred on the date assumed; or

     o the result of operations of the Yell Group for any future period or its financial position at any future date.

             UNAUDITED PRO FORMA INCOME STATEMENT FOR THE YEAR ENDED
                                  31 MARCH 2005


                                                              TRANS        PRO FORMA
                                          YELL GROUP        WESTERN      ACQUISITION
                                             US GAAP       ENTITIES      ADJUSTMENTS             PRO FORMA
                                             (NOTE 1)       (NOTE 2)         (NOTE 3)                TOTAL
-----------------------------------------------------------------------------------------------------------
                                            (POUND)M       (POUND)M         (POUND)M              (POUND)M

Net revenues                                 1,285.3          198.3               -                1,483.6
Cost of sales                                 (606.6)         (61.4)           (14.6)               (682.6)
                                   ------------------------------------------------------------------------
GROSS PROFIT                                   678.7          136.9            (14.6)                801.0
Distribution costs                             (38.3)         (11.5)              -                  (49.8)
Administrative expenses                       (394.9)         (94.1)           (29.7)               (518.7)
                                   ------------------------------------------------------------------------
OPERATING PROFIT                               245.5           31.3            (44.3)                232.5
Net interest expense                          (125.5)         (16.9)              -                 (142.4)
                                   ------------------------------------------------------------------------
INCOME BEFORE TAXES                            120.0           14.4            (44.3)                 90.1
Taxation                                       (24.0)          (1.4)            17.8                  (7.6)
                                   ------------------------------------------------------------------------
NET INCOME AFTER TAXATION                       96.0           13.0            (26.5)                 82.5
                                   ========================================================================

The accompanying unaudited condensed notes are an integral part of these pro forma financial statements.

          UNAUDITED PRO FORMA COMBINED BALANCE SHEET AT 31 MARCH 2005

                                                                                        OTHER PRO
                                            YELL        TRANS         PRO FORMA             FORMA
                                           GROUP      WESTERN       ACQUISITION      ADJUST-MENTS
                                         US GAAP     ENTITIES       ADJUSTMENTS             TOTAL
                                         (NOTE 1)     (NOTE 2)          (NOTE 3)          (NOTE 4)       PRO FORMA
-------------------------------------------------------------------------------------------------------------------
                                        (POUND)M     (POUND)M          (POUND)M          (POUND)M         (POUND)M

ASSETS
   Current assets:
     Cash and cash equivalents              53.1          1.6             (41.2)            (13.5)             -
     Trade receivables and other
       current assets                      481.6         37.2              (5.9)               -             512.9
     Directories in development             57.0         28.9              14.3                -             100.2
                                     -------------------------------------------------------------------------------
Total current assets                       591.7         67.7             (32.8)            (13.5)           613.1
   Tangible fixed assets                    47.8          2.5               2.5                -              52.8
   Other long term assets                     -          22.5              87.8                -             110.3
   Goodwill and intangible assets
                                         1,827.3         80.9             625.4                -           2,533.6
   Investments                              11.8          -                  -                 -              11.8
                                     ------------------------------------------------------------------------------
       TOTAL ASSETS                      2,478.6        173.6             682.9             (13.5)         3,321.6
                                     ==============================================================================

LIABILITIES AND EQUITY
   SHAREHOLDERS' FUNDS
   Current liabilities:
     Current portion of long term
       debt                                150.2          1.2                -              (90.0)            61.4
     Other payables                        279.1         52.0               4.9                -             336.0
                                     ------------------------------------------------------------------------------
       Total current liabilities           429.3         53.2               4.9             (90.0)           397.4
   Long term debt                        1,547.3        365.6             801.1              85.1          2,799.1
   Other long term payables                209.4          -              (368.3)               -            (158.9)
                                     ------------------------------------------------------------------------------
       Total liabilities                 2,186.0        418.8             437.7              (4.9)         3,037.6
                                     ------------------------------------------------------------------------------
   Called up share capital                   0.1          -                  -                 -               0.1
   Share premium account                   605.4          -                  -                 -             605.4
   Partners' deficit                         -         (245.2)            245.2                -                -
   Profit and loss account deficit        (312.9)         -                  -               (8.6)          (321.5)
                                     ------------------------------------------------------------------------------
       Equity shareholders' funds          292.6       (245.2)            245.2              (8.6)           284.0
                                     ------------------------------------------------------------------------------
       TOTAL LIABILITIES AND
         EQUITY SHAREHOLDERS' FUNDS      2,478.6        173.6             682.9             (13.5)         3,321.6
                                     ==============================================================================

                The accompanying unaudited condensed notes are an
             integral part of these pro forma financial statements

                  NOTES TO THE PRO FORMA FINANCIAL INFORMATION

1.   RECONCILIATION OF YELL GROUP FROM UK TO US GAAP

The following table shows Yell Group's net income prepared in accordance with UK GAAP reconciled to the net income under US GAAP. This information was extracted from the audited financial statements in the Annual Report on Form 20-F for Yell Finance B.V. and its subsidiaries for the year ended 31 March 2005 filed with the United States Securities and Exchange Commission ("SEC") on 13 June 2005.

The UK to US GAAP adjustments represent the adjustments that are required to convert the UK GAAP profit for the financial year of Yell Group to US GAAP, as described in Note 28 to the audited financial statements in our Form 20-F.

The Yell Group US GAAP information has been presented in a format that retains the Yell Group adopted presentation of expenses.

INCOME STATEMENT


YEAR ENDED 31 MARCH 2005                                             YELL GROUP UK          US GAAP        YELL GROUP US
(UNAUDITED)                                                                   GAAP      ADJUSTMENTS                 GAAP
-------------------------------------------------------------------------------------------------------------------------
                                                           NOTE           (POUND)M         (POUND)M             (POUND)M

Revenues                                                                   1,285.3                -             1,285.3
Cost of sales                                                a              (592.3)           (14.3)             (606.6)
                                                                 --------------------------------------------------------
GROSS PROFIT (LOSS)                                                          693.0            (14.3)              678.7
Distribution costs                                                           (38.3)               -               (38.3)
Administrative expenses                                      b              (410.0)            15.1              (394.9)
                                                                 --------------------------------------------------------
OPERATING PROFIT                                                             244.7              0.8               245.5
Interest expense                                             c              (125.0)            (0.5)             (125.5)
                                                                 --------------------------------------------------------
INCOME BEFORE TAXES                                                          119.7              0.3               120.0
Taxation                                                     d               (49.3)            25.3               (24.0)
                                                                 --------------------------------------------------------
NET INCOME AFTER TAXATION                                                     70.4             25.6                96.0
                                                                 ========================================================

a To recognise costs of directories in development which are deferred under UK GAAP until associated turnover is recognised.

b To remove amortisation of goodwill (credit of (pound)98.6 million), to amortise intangible assets ((pound)73.0 million), to increase pension expense ((pound)13.2 million) and employee stock option expense ((pound)3.1 million), and to recognise a gain on derivative financial instruments ((pound)6.1 million) and restructuring expenses ((pound)0.3 million).

c Represents a difference in the timing of amortisation of deferred finance costs on the revolving loan under US GAAP as compared to UK GAAP.

d The tax benefit of intangible asset amortisation under US GAAP and the tax effect of the above adjustments.

                  NOTES TO THE PRO FORMA FINANCIAL INFORMATION

1.   RECONCILIATION OF YELL GROUP FROM UK TO US GAAP (CONTINUED)

The following table shows the condensed historical balance sheet prepared in accordance with UK GAAP reconciled to the balance sheet under US GAAP. This information was extracted from the audited financial statements in the Annual Report on Form 20-F for Yell Finance B.V. and its subsidiaries at 31 March 2005.

The UK to US GAAP adjustments represent the adjustments that are required to convert the UK GAAP balance sheet of Yell Group to US GAAP, as described in Note 28 to the audited financial statements in our Form 20-F.

BALANCE SHEET


(UNAUDITED)                                                       YELL GROUP UK          US GAAP      YELL GROUP US
                                                                           GAAP      ADJUSTMENTS               GAAP
--------------------------------------------------------------------------------------------------------------------
                                                           NOTE        (POUND)M         (POUND)M           (POUND)M

ASSETS
   Current assets:
     Cash and cash equivalents                                             53.1              -                 53.1
     Trade receivables                                      a             478.7              2.9              481.6
     Directories in development                             b             172.6           (115.6)              57.0
                                                                 ---------------------------------------------------
Total current assets                                                      704.4           (112.7)             591.7
   Tangible fixed assets                                                   47.8              -                 47.8
   Goodwill and intangible assets                           c           1,635.0            192.3            1,827.3
   Investments                                                             11.8              -                 11.8
                                                                 ---------------------------------------------------
       TOTAL ASSETS                                                     2,399.0             79.6            2,478.6
                                                                 ===================================================

LIABILITIES AND EQUITY SHAREHOLDERS' FUNDS
   Current liabilities:
     Current portion of long term debt                                    150.2              -                150.2
     Accounts payable and other liabilities                               279.1              -                279.1
                                                                 ---------------------------------------------------
       Total current liabilities                                          429.3              -                429.3
   Long term debt                                           d           1,548.8             (1.5)           1,547.3
   Other long term payables                                 e                -             209.4              209.4
                                                                 ---------------------------------------------------
       Total liabilities                                                1,978.1            207.9            2,186.0
       Equity shareholders' funds                                         420.9           (128.3)             292.6
                                                                 ---------------------------------------------------
       TOTAL LIABILITIES AND EQUITY SHAREHOLDERS'
         FUNDS                                                          2,399.0             79.6            2,478.6
                                                                 ===================================================

a    To record a derivative financial instrument asset of (pound)2.9 million.

b    To remove deferred costs which are expensed under US GAAP.

c To remove (pound)485.9 million not allocated to goodwill under US GAAP, and to record (pound)678.2 million of other intangible assets under US GAAP.

d Represents a difference in timing of amortisation of deferred finance costs on the revolving loan under US GAAP as compared to UK GAAP.

e Represents a difference in deferred taxation liabilities ((pound)136.9 million), and additional pension liabilities ((pound)72.5 million).

2.   RECLASSIFICATION OF TRANSWESTERN TO YELL GROUP FINANCIAL PRESENTATION

The TransWestern financial information is based on the TransWestern financial statements for the year ended 31 December 2004, with the income statement information being translated into pounds sterling at a weighted average exchange rate of $1.85 : (pound)1.00 and the balance sheet information at 31 March 2005 being translated into pounds sterling at a closing rate of $1.89 : (pound)1.00.

Certain reclassifications have been made to the TransWestern income statement to conform to Yell Group's financial statement presentation. These reclassifications are as follows:

                                                                         PRESENTATION        TRANSWESTERN
                                                                           AND POLICY         (YELL GROUP
 (UNAUDITED)                                           TRANSWESTERN       ADJUSTMENTS        PRESENTATION)
-----------------------------------------------------------------------------------------------------------
                                            NOTE           (POUND)M          (POUND)M            (POUND)M

Revenues                                     a                193.5               4.8               198.3
Cost of sales                                b                (33.0)            (28.4)              (61.4)
                                                  ---------------------------------------------------------
GROSS PROFIT (LOSS)                                           160.5             (23.6)              136.9
Distribution costs                           c                   -              (11.5)              (11.5)
Administrative expenses                                      (129.2)             35.1               (94.1)
                                                  --------------------------------------------------------
OPERATING PROFIT                                               31.3                -                 31.3
Net interest expense                                          (16.9)               -                (16.9)
                                                  --------------------------------------------------------
INCOME BEFORE TAXES                                            14.4                -                 14.4
Taxation                                                       (1.4)               -                 (1.4)
                                                  --------------------------------------------------------
NET INCOME  AFTER TAXATION                                     13.0                -                 13.0
                                                  ========================================================

a    To reclassify sales commissions costs from revenue to cost of sales.

b To reclassify certain pre-press and sales costs from administrative expenses to cost of sales.

c    To reclassify distribution costs from administrative expenses.

2. RECLASSIFICATION OF TRANSWESTERN TO YELL GROUP FINANCIAL PRESENTATION (CONTINUED)

The holding companies adjustment reflects the assets and liabilities of TransWestern Communications Company, Inc., Parallel Blocker I Corporation and Cayman Blocker I Corporation.

                                                             TRANS-          HOLDING        TRANSWESTERN
(UNAUDITED)                                                 WESTERN        COMPANIES            ENTITIES
----------------------------------------------------------------------------------------------------------
                                            NOTE           (POUND)M         (POUND)M            (POUND)M

ASSETS
   Current assets:
     Cash and cash equivalents                                  1.6                -                 1.6
     Trade receivables and other
       current assets                                          37.2                -                37.2
     Directories in development                                28.9                -                28.9
                                                  --------------------------------------------------------
Total current assets                                           67.7                -                67.7
   Tangible fixed assets                                        2.5                -                 2.5
   Other long term assets                       a              17.4              5.1                22.5
   Goodwill and intangible assets                              80.9                -                80.9
                                                  --------------------------------------------------------
       Total assets                                           168.5              5.1               173.6
                                                  ========================================================

LIABILITIES AND EQUITY SHAREHOLDERS'
   FUNDS
   Current liabilities:
     Current portion of long-term debt
                                                                1.2                -                 1.2
     Accounts payable and other
       liabilities                                             52.0                -                52.0
                                                  --------------------------------------------------------
       Total current liabilities                               53.2                -                53.2
   Long-term debt                                             365.6                -               365.6
                                                  --------------------------------------------------------
       Total liabilities                                      418.8                -               418.8
   Partnership deficit                                       (250.3)             5.1              (245.2)
                                                  --------------------------------------------------------
       TOTAL LIABILITIES AND
         PARTNERSHIP EQUITY                                   168.5              5.1               173.6
                                                  ========================================================

a    To record deferred tax assets in the holding companies.

3.   PRO FORMA ACQUISITION ADJUSTMENTS AND FAIR VALUE ADJUSTMENTS

Fair value adjustments relate to the valuation of customer commitments, the valuation of trade names and customer lists, and adjustments to the value of acquired property and equipment. These adjustments are preliminary and are based on management's best estimates and a pre-final valuation assessment, and are subject to revision when the valuation assessment has been finalized.

The pro forma and fair value income statement adjustments in respect of the acquisition of TransWestern comprise:


                                            CUSTOMER                    CUSTOMER   PROPERTY AND
 (UNAUDITED)                             COMMITMENTS     TRADE NAMES       LISTS      EQUIPMENT        TOTAL
--------------------------------------------------------------------------------------------------------------
                                 NOTE       (POUND)M        (POUND)M    (POUND)M       (POUND)M     (POUND)M

Revenues                                           -               -           -              -            -
Cost of sales                     a            (14.6)              -           -              -        (14.6)
                                       -----------------------------------------------------------------------
GROSS PROFIT (LOSS)                            (14.6)              -           -              -        (14.6)
Distribution costs                               -                 -           -              -            -
Administrative expenses           b              -              (1.9)      (27.0)          (0.8)       (29.7)
                                       -----------------------------------------------------------------------
OPERATING PROFIT                               (14.6)           (1.9)      (27.0)          (0.8)       (44.3)
Net interest expense                               -               -           -              -            -
                                       -----------------------------------------------------------------------
INCOME BEFORE TAXES                            (14.6)           (1.9)      (27.0)          (0.8)       (44.3)
Taxation                          c              5.9             0.8        10.8            0.3         17.8
                                       -----------------------------------------------------------------------
NET INCOME AFTER TAXATION                       (8.7)           (1.1)      (16.2)          (0.5)       (26.5)
                                       =======================================================================

a Cost of customer commitments represents the adjustment to the fair value of directories in development acquired, which is charged to cost of sales upon delivery of the related directories.

b Additional administrative expenses relate to the amortisation of trade names on a straight-line basis over their estimated useful life of two years, and the amortisation of customer lists on a straight-line basis over their estimated life of eight years. Additional depreciation expense relates to the fair value adjustment to property and equipment which is depreciated on a straight-line basis over three years.

c Taxation adjustments represent the tax on the fair value adjustments at the estimated effective rate of tax during the period of 40%.

The pro forma and fair value balance sheet adjustments in respect of the acquisition of TransWestern comprise:

                                                                                  PRO FORMA AND FAIR
                                                                                   VALUE ACQUISITION
(UNAUDITED)                                                                NOTE          ADJUSTMENTS

                                                                                            (POUND)M
ASSETS
   Current assets:
     Cash and cash equivalents                                               a                (41.2)
     Other current assets                                                    b                 (5.9)
     Directories in development (customer commitments)                       c                 14.3
                                                                                 --------------------
Total current assets                                                                          (32.8)
Tangible fixed assets                                                        d                  2.5
Other long term assets                                                       e                 87.8
Goodwill                                                                     f                405.8
Intangible assets:
   Trade names                                                               g                  3.8
   Customer lists                                                            g                215.8
                                                                                 --------------------
Total intangible assets                                                                       219.6
                                                                                 --------------------
       TOTAL ASSETS                                                                           682.9
                                                                                 ====================

Liabilities and equity shareholders' funds
   Other payables                                                            h                  4.9
                                                                                 --------------------
   Total current liabilities                                                                    4.9
   Long term liabilities:
   Long term debt                                                            i                801.1
   Other long term payables                                                  j               (368.3)
                                                                                 --------------------
   Total liabilities                                                                          437.7
   Equity shareholders' funds                                                                 245.2
                                                                                 --------------------
   TOTAL LIABILITIES AND EQUITY SHAREHOLDERS' FUNDS                                           682.9
                                                                                 ====================

a Cash at bank and in hand available to be applied in partial satisfaction of the consideration payable.

b Adjustments to other current assets reflect the write off of (pound)5.9 million ($11.1 million) of arrangement fees on the TransWestern Group debt which was repaid at the date of acquisition.

c Cost of customer commitments represents the adjustment to the fair value of directories in development acquired.

d    Adjustments to reflect the fair value of acquired property and equipment.

e Adjustments to long term assets are the deferred tax assets associated with the intangible assets acquired.

f The pro forma adjustment represents the additional goodwill arising on the acquisition. Additional goodwill is the difference between the purchase consideration ((pound)473.2 million) and the fair value of assets and liabilities of (pound)67.4 million (negative net assets acquired of (pound)245.2 million plus fair value adjustments of (pound)318.5 million, adjusted to reflect the write-off of (pound)5.9 million of TransWestern debt arrangement fees) at 31 March 2005. The purchase consideration of (pound)473.2 million comprises (pound)833.3 million ($1,575.0 million) purchase price plus (pound)9.0 million ($17.0 million) of estimated acquisition costs less (pound)368.3 million and (pound)0.8 million payable to bank creditors and previous owners of TransWestern. The fair value adjustment of (pound)318.5 million is made up of the fair value adjustments to intangible assets of (pound)219.6 million and the related deferred tax assets of (pound)87.8 million, tangible fixed assets adjustments of (pound)2.5 million, and the directories in development adjustment, net of deferred tax, of (pound)8.6 million.

g    Represents intangible assets purchased.

h Represents (pound)0.8 million ($1.5 million) payable to bank creditors and previous owners of the TransWestern Group, that has been extinguished on completion of the transaction, net of a (pound)5.7 million deferred tax liability on the acquired customer commitments.

i Additional long term borrowings of (pound)801.1 million required to fund the purchase price of (pound)833.3 million and estimated acquisition cost of (pound)9.0 million, less the (pound)41.2 million of cash available to apply against the acquisition.

j Represents (pound)368.3 million ($695.9 million) payable to bank creditors and previous owners of the TransWestern Group, that has been extinguished on completion of the transaction.

4.   OTHER PRO FORMA ADJUSTMENTS

Yell Group has entered into a new (pound)2,000 million credit facility which has been used to finance the acquisition, including the repayment of certain indebtedness of TransWestern, and to refinance all of the Yell Group's existing third party bank debt of (pound)859.6 million.

Other pro forma adjustments relate to (i) proceeds of (pound)859.6 million from the refinancing arrangements, (ii) repayment of Yell Group's existing third party debt of (pound)859.6 million, (iii) new debt arrangement fees of (pound)13.5 million in respect of the (pound)2,000 million credit facility and
(iv) the write off of (pound)8.6 million of arrangement fees on Yell Group's third party debt that was repaid.

                                                                                     WRITE OFF
                                   PROCEEDS TO    SENIOR DEBT         NEW DEBT     ARRANGEMENT
(UNAUDITED)                        REPLACE OLD       FACILITY      ARRANGEMENT     FEES ON OLD
                                 DEBT FACILITY      REPAYMENT             FEES            DEBT         TOTAL
--------------------------------------------------------------------------------------------------------------
                                      (POUND)M       (POUND)M         (POUND)M        (POUND)M       (POUND)M

ASSETS
   Current assets:
     Cash and cash equivalents
                                         859.6         (859.6)           (13.5)            -            (13.5)
                                -------------------------------------------------------------------------------
Total current assets                     859.6         (859.6)           (13.5)            -            (13.5)
                                -------------------------------------------------------------------------------
       TOTAL ASSETS                      859.6         (859.6)           (13.5)            -            (13.5)
                                ===============================================================================

LIABILITIES AND EQUITY
   SHAREHOLDERS' FUNDS
     Current portion of
       long-term debt                        -          (90.0)               -               -          (90.0)
                                -------------------------------------------------------------------------------
       Total current
         liabilities                         -          (90.0)               -               -          (90.0)
   Long-term debt                        859.6         (769.6)           (13.5)            8.6           85.1
                                -------------------------------------------------------------------------------
       Total liabilities                 859.6         (859.6)           (13.5)            8.6           (4.9)
   Partnership equity                        -              -                -            (8.6)          (8.6)
                                -------------------------------------------------------------------------------
   TOTAL LIABILITIES AND
     EQUITY SHAREHOLDERS'
     FUNDS                               859.6         (859.6)           (13.5)              -          (13.5)
                                ===============================================================================